First Quarter Report
Period Ended May 31, 2016

Note: The financial statements accompanying this report have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
FIRST QUARTER ENDED MAY 31, 2016
(Expressed in Canadian dollars)

To our Shareholders:

Q1 2016 net income was $295,000 or $0.10 per share versus net loss of $(411,000) or $(0.15) per share in the same quarter of fiscal 2015. That is a positive swing of more than $700,000, or $0.25 per share, over Q1 last year and a testament to the cost savings implemented during fiscal 2015. Selling, general & administration expenses (“SG&A”) expenses dropped by almost $300,000 in Q1 and gross profit margin rose to 38.7% . Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation (“EBITDAS”) for Q1 was $492,000, or $0.17 per share.

Cash as at May 31, 2016 was $793,000, an increase of more than $500,000 over that on hand at February 29, 2016. The slight decrease in revenue was attributable to a reduction in co-pack revenues, in the main offset by increased sales of branded beverages. The company also recorded a gain on the sale of a long-unused internet domain.

Sales of Happy Water® continue to grow, increasing 38% over Q1 2015. Most of the company’s new listings and foreign sales will impact Q2.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q1 2016	Q1 2015
Net Income (Loss)	$295,000	$(411,000)
Add Back SBC	-	-
Net income (loss) before SBC	$295,000	$(411,000)

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q1 2016	Q1 2015
Net Income (Loss)	$0.10	$(0.15)
Add Back SBC	-	-
Net income (loss) before SBC - Basic	$0.10	$(0.15)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1 2016	Q1 2015
Net Income (Loss)	$295,000	$(411,000)
Add Back:
Interest, net	-	(2,000)
Depreciation and amortization	170,000	170,000
Non-cash stock based compensation	-	-
Non-cash income tax recovery (expense)	27,000	(65,000)
Total Add Backs	197,000	(103,000)
EBITDAS	$492,000	$(308,000)

EBITDAS per share reconciles to earnings per share as follows:

	Q1 2016	Q1 2015
Net Income (Loss)	$0.10	$(0.15)
Add Back:
Interest, net	-	-
Depreciation and amortization	0.06	0.06
Non-cash stock based compensation	-	-
Non-cash income tax recovery (expense)	0.01	(0.02)
Total Add Backs	0.07	0.04
EBITDAS	$0.17	$(0.11)

Gross profit margin for the quarter was 38.7%, up from 31.1% in the same quarter last year. Gross revenue for Q1 2016 was $3,034,000, versus $3,183,000 in the comparative period of last year.

Discounts, rebates and slotting fees were $180,000 in Q1 2016, an increase of $93,000 compared to the same period of the prior year as a result of new listing fees for Happy Water®. Selling, General and Administrative Expenses (“SG&A”) were $945,000 in Q1 of fiscal 2016, versus $1,232,000 in Q1 of the previous year.

As at May 31, 2016 the Company had outstanding 2,855,947 common shares.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•	anticipated contribution to earnings in the current year from investment in new product development;
•

our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2017;

•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Management’s Discussion & Analysis
For the three months ended May 31, 2016

June 13, 2016

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 29, 2016 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The condensed consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended May 31, 2016, the Company reported gross sales of $3.0 million and net income of $294,875 as compared to gross sales of $3.2 million and net loss of $410,771 in the corresponding quarter of the prior year.

For the quarter ended May 31, 2016, the Company’s margin percentage increased to 38.7% from 31.1% for the same period in 2015. The major factors contributing to this increase in margin percentage are cost savings implemented in this quarter.

Results of Operations

Revenue

	Quarter ended	Quarter ended
	May 31, 2016	May 31, 2015	Change
Gross Revenue	$3,033,722	$3,182,785	$(149,063)
Discounts, Allowances and Rebates	(180,012)	(87,055)	(92,957)
Net Revenue	$2,853,710	$3,095,730	$(242,020)

Gross revenue for the quarter ended May 31, 2016 was $3,033,722 compared to $3,182,785 for the same period of the previous year, representing a decrease of $149,063 or 4.7% due to a reduction of co-pack volume which was partially offset by increases in the company’s branded beverage sales, particularly HappyWater®.

Discounts, rebates and slotting fees for the quarter ended May 31, 2016 increased by $92,957 compared to the same period of the prior year as a result of significant new listing fees and promotions for the company’s branded beverage products.

Cost of Sales

	Quarter ended	Quarter ended
	May 31, 2016	May 31, 2015	Change
Cost of Sales	$1,748,980	$2,132,710	$(383,730)

Cost of sales for the quarter ended May 31, 2016 were $1,748,980 compared to $2,132,710 for the same period of the previous year, representing a decrease of $383,730 or 18%, primarily due to operational cost savings that were implemented.

Margin

	Quarter ended	Quarter ended
	May 31, 2016	May 31, 2015	Change
Margin	$1,104,730	$963,020	$141,710
Margin percentage	38.7%	31.1%	7.6%

Margin for the quarter ended May 31, 2016 was $1,104,730 compared to $963,020 for the same quarter of the previous year. The margin percentage of 38.7% for the quarter ended May 31, 2016 represents an increase of 7.6% from the prior comparative year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended May 31, 2016 decreased by $286,526 or 23.3% from $1,231,785 in the same quarter of the prior year to $945,259. This decrease was a result of lower administrative and sales expenses.

Summary of Quarterly Results

	May 31 (Q1)		February 29/28 (Q4)		November 30 (Q3)		August 31 (Q2)
	2016	2015	2016	2015	2015	2014	2015	2014
Net sales / operating revenue	$2,853,710	$3,095,730	$1,917,035	$2,695,960	$2,221,964	$2,849,286	$3,776,475	$4,052,618
Net income (loss)	$ 294,875	$ (410,771)	$ (494,673)	$ (179,270)	$ (385,054)	$ (77,812)	$ (12,786)	$ 413,977
Net income (loss) per share	$ 0.10	$ (0.15)	$ (0.17)	$ (0.06)	$ (0.13)	$ (0.03)	$ (0.00)	$ 0. 14
Net income (loss) per share, diluted	$ 0.10	$ (0.15)	$ (0.17)	$ (0.06)	$ (0.13)	$ (0.03)	$ (0.00)	$ 0.13

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income (Loss) before Stock Based Compensation Expense is as follows:

	May 31 (Q1)		February 29/28 (Q4)		November 30 (Q3)		August 31 (Q2)
	2016	2015	2016	2015	2015	2014	2015	2014
Net income (loss)	$ 294,875	$ (410,771)	$ (494,673)	$ (179,270)	$ (385,054)	$ (77,812)	$ (12,786)	$ 413,977
Stock based compensation	-	-	-	32,571	-	2,125	83,880	6,155
Net income (loss) before stock based compensation	$ 294,875	$ (410,771)	$ (494,673)	$ (146,699)	$ (385,054)	$ (75,687)	$ 71,094	$ 420,132

Other Information

EBITDAS	Quarter ended	Quarter ended
	May 31, 2016	May 31, 2015

Net income (loss)	$294,875	$(410,771)
Interest, net	-	(2,465)
Depreciation and amortization	170,253	170,469
Stock based compensation expense	-	-
Income tax recovery (expense)	27,159	(64,939)
EBITDAS	$492,287	$(307,706)

Margin	Quarter ended	Quarter ended
	May 31, 2016	May 31, 2015

Net revenue	$2,853,710	$3,095,730
Less: cost of sales	(1,748,980)	(2,132,710)
Margin	$1,104,730	$963,020
Margin % of Net Revenue	38.7%	31.1%

Related Party Transactions

		Quarter ended	Quarter ended
		May 31, 2016	May 31, 2015
i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$-	$21,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	-	132,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	1,500	2,581

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	70,745	68,696

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended	Change
	May 31, 2016	May 31, 2015
Operating activities	$235,065	$(642,568)	$877,633
Investing activities	$283,421	$(12,789)	$296,210
Financing activities	$(7,874)	$(16,211)	$8,337

During the quarter, cash generated from operating activities increased by $877,633 compared to the same period of the prior year. The increase is the result of greater net income.

Cash generated from investing activities is a result of the Company selling a long-unused internet domain.

Cash utilized by financing activities is a result of the Company’s repurchase of 3,890 shares at a cost of $7,874.

Liquidity and Capital Resources

Net working capital has increased by 91% since the prior year ended February 29, 2016. As at May 31, 2016, the Company has net working capital of $911,160 ($477,354 at February 29, 2016). In addition, at May 31, 2016 the Company had $347,000 ($315,700 at February 29, 2016) available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At May 31, 2016 this credit facility was not utilized.

Total Net Working Capital	May 31, 2016	February 29, 2016
Total Current Assets	$2,550,153	$1,992,072
Less: Total Current Liabilities	(1,638,993)	(1,514,718)
Total Net Working Capital	$911,160	$477,354

Considering the positive net working capital position, including the cash on hand at May 31, 2016, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of May 31, 2016:

	Payments due by period
Contractual obligations	Total	Less than	1-3	4-5	More than
		1 year	years	years	5 years
Operating lease obligations	$2,604,522	$511,576	1,042,438	$799,444	$251,064
Purchase obligations	185,509	120,358	40,571	24,580	-
Total	$2,790,031	$631,934 $	$1,083,009	$824,024	$251,064

Risks and Uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2016 and are included in the February 29, 2016 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at May 31, 2016 the Company is exposed to credit risk through the following assets:

	May 31 2016	February 29, 2016
Trade receivables	$400,055	$297,421
Other receivables	29,497	27,156
Allowance for doubtful accounts	-	-
	$429,552	$324,577

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended May 31, 2016, the Company’s ten largest customers comprised approximately 96% of sales compared with 96% in the last fiscal year ended February 29, 2016. One customer comprised 82% of sales compared with 84% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at May 31, 2016, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market Risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations. A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $11,900 on net earnings for the quarter ended May 31, 2016. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

As at May 31, 2016, the Company held no debt with variable interest rates.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1 and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 7 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At June 13, 2016, the Company had 2,855,947 issued and outstanding common shares, 880,000 issued and outstanding stock options, all of which were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	May 31, 2016		February 29, 2016
ASSETS
Cash	$793,431		$282,819
Accounts receivable	429,552		324,577
Inventory (Note 2)	1,018,828		968,030
Prepaid expenses and deposits (Note 4)	308,342		416,646
	2,550,153		1,992,072

Property, plant and equipment (Note 3)	8,431,860		8,596,759
Intangible assets (Note 5)	223,619		205,620
Deferred tax assets	2,453,098		2,480,257
Total Assets	$13,658,730	$	$ 13,274,708

LIABILITIES
Accounts payable and accrued liabilities	$1,638,993		$1,514,718
	1,638,993		1,514,718

Lease inducement	21,022		22,234
Derivative liability - non-employee stock options (Note 7)	33,948		59,990
	1,693,963		1,596,942

SHAREHOLDERS' EQUITY
Share capital (Note 8)
Common shares	31,903,277		31,946,732
Treasury stock	-		-
Additional paid-in capital	18,989,244		18,953,663
Accumulated other comprehensive income - currency translation adjustment	577,916		577,916
Accumulated deficit	(39,505,670)		(39,800,545)
	11,964,767		11,677,766
Total Liabilities and Shareholders' Equity	$13,658,730		$13,274,708

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
These condensed consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended	Three months ended
	May 31, 2016	May 31, 2015

Gross Revenue	$3,033,722	$3,182,785
Less: Discount, rebates and slotting fees	(180,012)	(87,055)
Net Revenue	2,853,710	3,095,730

Cost of sales	1,748,980	2,132,710
Operations, selling, general & administration expenses	945,259	1,231,785
Depreciation of property, plant and equipment	170,253	170,469
Interest, net	-	(2,465)
Change in fair value of derivative liability (Note 7)	(26,042)	38,941
Gain on disposal of assets	(306,774)	-
	2,531,676	3,571,440
Net income (loss) before taxes	322,034	(475,710)

Income tax expense	27,159	(64,939)

Net and comprehensive income (loss)	$294,875	$(410,771)

Earnings per share
Basic income (loss) per share	$0.10	$(0.15)
Weighted average number of shares outstanding – basic	2,859,697	2,896,886

Fully diluted income (loss) per share	$0.10	$(0.15)
Weighted average number of shares outstanding – diluted	2,859,697	3,103,164

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
These condensed consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended	Three months ended
	May 31, 2016	May 31, 2015
Cash provided by (used in) Operating activities
Net income (loss)	$294,875	$(410,771)
Items not involving cash
Depreciation of property, plant and equipment	170,253	170,469
Amortization of leasehold inducement	(1,212)	-
Gain on disposal of assets	(306,774)	-
Stock-based compensation	-	-
Change in derivative liability (Note 7)	(26,042)	38,941
Change in deferred tax asset	27,159	(64,939)
Changes in non-cash operating working capital items
Accounts receivable, net	(104,975)	(340,055)
Inventory, net	(50,798)	46,103
Prepaid and other assets	108,304	(106,932)
Accounts payable	124,275	24,616
	235,065	(642,568)

Investing activities
Purchase of capital assets	-	(12,789)
Purchase of intangible assets	(23,353)	-
Proceeds on sale of capital assets	306,774	-
	283,421	(12,789)

Financing activities
Repurchase of common shares	(7,874)	(16,211)
Issue of common shares	-	-
Repayment of long-term debt	-	-
	(7,874)	(16,211)

Increase (decrease) in cash	510,612	(671,568)

Cash, beginning of period	282,819	1,702,922

Cash, end of period	$793,431	$1,031,354

Supplementary disclosure of cash flow information
Cash paid (received) during the period
Interest received	$-	$2,477
Interest paid	$-	$12

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
These condensed consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended
	May 31, 2016			May 31, 2015
	Shares		Amount	Shares	Amount
Common Stock
Beginning of period	2,859,837		$31,946,732	2,900,542	$32,401,440
Shares issued during the period	-		-	-	-
Shares cancelled during the period	(3,890)		(43,455)	(3,756)	(41,958)
	2,855,947		$31,903,277	2,896,786	$32,359,482
Treasury Stock
Beginning of period			$-		$-
Shares issued during the period			(43,455)		(41,958)
Shares cancelled during the period			43,455		41,958
			$-		$-
Additional Paid-In Capital
Beginning of period			$18,953,663		$18,591,391
Shares cancelled during the period			35,581		25,747
Stock based compensation on issued options					-
Exercise of stock options			-		-
			$18,989,244		$18,617,138
Accumulated Other Comprehensive Income
Beginning of period			$577,916		$577,916
Foreign exchange translation adjustment			-		-
			$577,916		$577,916

Beginning of period			$(39,800,545)		$(38,497,261)
Net income (loss)			294,875		(410,771)
			$(39,505,670)		$(38,908,032)

Total Shareholders’ Equity		$	$ 11,964,767		$12,646,504

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
These condensed consolidated interim financial statements have not been audited or reviewed by the Company's auditor.

LEADING BRANDS, INC.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended May 31, 2016
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

Basis of Presentation
The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These condensed consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 29, 2016.

Interim Financial Reporting
These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 29, 2016. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	May 31, 2016	February 29, 2016
Finished goods	$333,608	$304,453
Raw materials	685,220	663,577
	$1,018,828	$968,030

3. PROPERTY, PLANT AND EQUIPMENT

		May 31, 2016
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,262,932	$9,726,672	$6,536,260
Buildings	1,950,446	1,315,429	635,017
Automotive equipment	286,252	165,048	121,204
Land	433,613	-	433,613
Land improvements	1,861	1,376	485
Leasehold improvements	791,902	367,147	424,755
Furniture and fixtures	688,314	617,325	70,989
Computer hardware and software	2,339,906	2,130,369	209,537
	$22,755,226	$14,323,366	$8,431,860

3. PROPERTY, PLANT AND EQUIPMENT (continued)

		February 29, 2016
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,262,932	$9,608,770	$6,654,162
Buildings	1,950,446	1,307,391	643,055
Automotive equipment	286,252	158,665	127,587
Land	433,613	-	433,613
Land improvements	1,861	1,367	494
Leasehold improvements	791,902	349,363	442,539
Furniture and fixtures	688,314	613,570	74,744
Computer hardware and software	2,339,906	2,119,341	220,565
	$22,755,226	$14,158,467	$8,596,759

4. PREPAID EXPENSES AND DEPOSITS

	May 31, 2016	February 29, 2016
Slotting fees	$88,558	$146,918
Insurance premiums	42,488	84,338
Rental deposits and other	177,296	185,390
	$308,342	$416,646

5. INTANGIBLE ASSETS

		May 31, 2016
	Cost	Amortization	Net
Brand license and patent	$234,245	$10,626	$223,619

		February 29, 2016
	Cost	Amortization	Net
Brand license and patent	$210,892	$5,272	$205,620

6. OPERATING LINE OF CREDIT

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at May 31, 2016, $347,000 of the facility was available, due to the limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50% . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains three financial covenants, all of which the Company was in compliance with at May 31, 2016.

7. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	May 31, 2016	February 29, 2016
Derivative liability, beginning of period	$59,990	$120,337
Options issued during the period	-	20,970
Change in fair value of non-employee options and warrants	(26,042)	(81,317)
Derivative liability, end of period	$33,948	$59,990

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at May 31, 2016 were as follows: (1) risk-free rate of 0.63%; (2) dividend yield of nil; (3) an expected volatility of 73.98%; (4) an expected life of 38 months; and (5) an exercise price of USD $2.89.

8. SHARE CAPITAL

The Company repurchased 3,890 shares during the quarter. As of May 31, 2016 the company had outstanding 2,855,947 common shares.

	Stock Options
	Outstanding	Weighted Average
	Options	Exercise Price - USD
Options outstanding as at February 29, 2016	880,000	$2.99
Options granted	-	$-
Options outstanding as at May 31, 2016	880,000	$2.99

9. RELATED PARTY TRANSACTIONS

		Quarter ended	Quarter ended
		May 31, 2016	May 31, 2015
i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$-	$21,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	-	132,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	1,500	2,581

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	70,745	68,696

10. COMMITMENTS AND CONTINGENCIES

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

Year 1	$631,934
Year 2	538,117
Year 3	544,892
Year 4	556,003
Year 5 and thereafter	519,085
Total future minimum payments	$2,790,031

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

11. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

12. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

LEADING BRANDS, INC.AT A GLANCE

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free:	1-866-685-5200
Website:	www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

LEADING BRANDS, INC.
Unit 101 – 33 West 8th Avenue
Vancouver BC Canada V5Y 1M8
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com